December 4, 2009

Jonah Shacknai
Chairman of the Board and Chief Executive Officer
Medicis Pharmaceutical Corporation
7720 N. Dobson Road
Scottsdale, AZ 85256-2740

Re: Medicis Pharmaceutical Corporation
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 12, 2009
File Number: 001-14471

Dear Mr. Shacknai:

We have reviewed your filing and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. The information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Annual Report on Form 10-K

Item 1. Business

Our Products, page 4

1. Please provide a description of the material terms of your license and supply agreements with Q-Med.

Research and Development, page 5

2. Please identify the U.S. company you entered into an agreement with on June 27, 2008. Additionally, describe the dermatologic products and describe the current stage of development. Please also provide similar information for the agreements you entered into on October 9, 2007 and June 19, 2006.

Manufacturing, page 9

3. We note your disclosure concerning your outstanding manufacturing supply agreements. Please file your agreements with Contract Pharmaceuticals Limited, Wellspring Pharmaceutical and AAIPharma as exhibits to your annual report, as each appears to be a material contract required to be filed under Item 601(b)(10) of Regulation S-K. Alternatively tell us the basis for your belief that you are nor substantially dependent on these agreements.

Raw Materials, page 10

4. Please identify your sole source suppliers. If you have supply agreements with these parties, please file them as exhibits or tell us the basis for your belief that you are not substantially dependent on these agreements.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 29

Components of Compensation, page 34

5. In your discussion of executive compensation, specifically your tabular disclosure concerning annual performance-based cash bonuses, you provide the subject matter for each objective and how it is weighted in your determinations but do not describe the actual objective. Please expand your disclosure to include further information about the actual objective the Named Executive Officer had to satisfy in order to qualify for that portion of the bonus. To the extent that the objective is quantifiable, your disclosure should also be quantified. Additionally, confirm that

your next proxy statements with discuss the extent to which these objectives were achieved.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comments. Detailed cover letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Scot Foley at (202) 551-3383, Suzanne Hayes, Branch Chief, at (202) 551-3675 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director